UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2004
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	June 02, 2004
By
Name:	Marcos Grodetzky
Title:		Investor Relations Officer






















TELE NORTE LESTE AND TELEMAR NORTE LESTE APPROVE
SHARE BUYBACK PROGRAM


Rio de Janeiro, Brazil - June 02, 2004 - TELE NORTE LESTE PARTICIPACOES S.A. (NYSE: TNE) announced today that its Board of Directors authorized management to resume the Share Buyback Program for up to 10% of the combined free float of the Company's preferred shares and common shares.

The decision to authorize resumption of the buyback program took into account the actual conditions of the Brazilian economy, the current depressed prices of the Company's shares in the market and the recommended practice of returning cash to the Company's shareholders.

According to CVM regulations (Instruction 10/80), the Company has a free float of 59,031 million common shares -including 1,844 million of treasury shares-and 255,687 million preferred shares. The program allows the Company to repurchase a maximum of 4,059 million common and 25,569 million preferred shares, corresponding to 10% of the Company's total free float, and excluding the shares held in treasury. The buyback will be funded from retained earnings, which had a balance of R$4,234.7 million as of March 31, 2004.

In addition, the Board of Directors of Telemar Norte Leste (BOVESPA:TMAR), approved on the same date a similar repurchase program. The shares involved in the buyback program amount to a maximum of 295.9 million common shares, and a maximum of 3,946.3 million preferred shares class "A" (TMAR 5) and 143.3 million preferred shares class "B" (TMAR 6). The buyback will be funded from retained earnings, which had a balance of R$1,260.5 million as of March 31, 2004.

Both buyback programs are authorized for a period of up to one year, effective June 3, 2004.


For more information, please contact:
TNE - INVESTOR RELATIONS
Email: invest@telemar.com.br
Roberto Terziani - 55 (21) 3131-1208	GLOBAL CONSULTING GROUP
Carlos Lacerda - 55 (21) 3131-1314 	Kevin Kirkeby (kkirkeby@hfgcg.com)
Fax: 55 (21) 3131-1155 	Tel: 1-646-284-9416  Fax: 1-646-284-9494